EXHIBIT 12.2

PACIFIC GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,	Year ended December 31,
	2012	2012	2011	2010	2009	2008	2007

Earnings:
Net income	$ 227	$ 458	$ 845	$ 1,121	$ 1,250	$ 1,199	$ 1,024
Income taxes provision	93	206	480	574	482	488	571
Fixed charges	205	418	880	799	817	860	889

Total earnings	$ 525	$ 1,082	$ 2,205	$ 2,494	$ 2,549	$ 2,547	$ 2,484

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$191	$388	$824	$731	$754	$794	$834
Interest on capital leases	2	6	16	18	19	22	23
AFUDC debt	12	24	40	50	44	44	32

Total fixed charges	$ 205	$ 418	$ 880	$ 799	$ 817	$ 860	$ 889

Preferred stock dividends:
Tax deductible dividends	$2	$4	$9	$9	$9	$9	$9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	3	4	8	7	7	7	8

Total preferred stock dividends	$ 5	$ 8	$ 17	$ 16	$ 16	$ 16	$ 17

Total combined fixed charges and preferred stock dividends	$ 210	$ 426	$ 897	$ 815	$ 833	$ 876	$ 906

Ratios of earnings to combined fixed charges and preferred stock dividends	2.50	2.54	2.46	3.06	3.06	2.91	2.74

Note:

For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities. Fixed charges exclude interest on tax liabilities.